September 22, 2021
Via E-mail

William Caffee, Esq.
White Summers Caffee & James, LLP
541 Jefferson Ave.,
Redwood City, CA 94063


       Re:     Cynergistek, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed September 17, 2021 by Daniel Berger
               File No. 001-38011

Dear Mr. Caffee:

        We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PREN14A Filed September 17, 2021
General

1. Please disclose why you have chosen both to rely on Rule 14a-18 in having your materials
   and nominee included in the registrant   s proxy statement and proxy card
while
   simultaneously engaging in a contested proxy solicitation.

2. With a view toward facilitating the ability of shareholders to make an informed voting decision, please advise us of how you complied with any requirements in
Cynergistek   s
   bylaws to notify management of your intentions to deliver your own proxy statement and seek proxy authority. We note that the registrant has already filed its definitive proxy statement, raising the potential concern that the registrant may not have been aware of your intentions to engage in a contested director election. If applicable, your response should include an analysis of the effect of any failure to comply with the bylaws on your solicitation, including, but not limited to, whether shareholders may lawfully vote for your nominee.
 William Caffee, Esq.
White Summers Caffee & James, LLP
September 22, 2021
Page 2

3. Clarify your recommendation for the method shareholders use to vote given that it appears
   shareholders may vote for your nominee on both the registrant   s proxy card
and your proxy
   card. In this regard, we note that you have urged shareholders not to return any proxy card received from the registrant, yet shareholders have the option to vote for your nominee on the
   registrant   s proxy card.

4. Provide the factual basis for your assertions that    for the past several
years, results have been
   poor    and that    CTEK   s shares have underperformed its peers, its
industry sector, and the
   broader market.

5. Describe in more detail your    successful track record of raising capital
that led to positive
   equity events.

6. In your next filing, disclose the website that will be used for the Company s virtual annual meeting and describe how shareholders may participate in the meeting.

Reasons for Our Solicitation, page 3

7. Describe with specificity the Board   s strategic, operational, and hiring
decisions to which
   you are referring in the first paragraph of this section, as well as your view of how each has led to destruction of shareholder value.

Form of Proxy Card

8. Please revise your form of proxy to adhere to the requirements of Rule 14a-4(b)(2).
   Specifically, the form of proxy must set forth the names of all persons nominated for election as directors and provide sufficient space for shareholders to withhold authority to vote for any such nominee.

9. Revise your proxy statement and form of proxy to state that there is no assurance that the
   registrant   s nominees will serve if elected with your nominee. Refer to
Rule 14a-4(d)(4)(iv).




                                               *   *   *
 William Caffee, Esq.
White Summers Caffee & James, LLP
September 22, 2021
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-7951.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions